Exhibit 99.2

F-1

Report of Independent Auditors

To The Management of Abbott Laboratories

We have audited the accompanying financial statements of CynoGen, Inc., a subsidiary of Abbott Laboratories, which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations, changes in parent company investment in CynoGen, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. general accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CynoGen, Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Emphasis of a Matter

As described in Note 1, the accompanying financial statements have been derived from the consolidated financial statements and accounting records of Abbott Laboratories. The financial statements also include expense allocations for certain corporate functions historically provided by Abbott Laboratories. These allocations may not be reflective of the actual expense which would have been incurred had CynoGen, Inc. operated as a separate entity apart from Abbott Laboratories.

/s/ Ernst & Young LLP

Chicago, Illinois
June 29, 2015

F-2

CynoGen, Inc.

Statements of Operations

(in thousands)

	Year Ended December 31
	2014	2013
Net Sales	$6,550	$1,652
Cost of services provided	6,382	3,447
Selling, general and administrative	8,368	5,767
Total Operating Cost and Expenses	14,750	9,214
Operating (Loss)	(8,200)	(7,562)
Interest expense	6	7
Other (income) expense, net	—	1
(Loss) Before Taxes	(8,206)	(7,570)
Tax Benefit	—	—
Net Loss and Comprehensive Loss	$(8,206)	$(7,570)

The accompanying notes to the financial statements are an integral part of this statement.

F-3

CynoGen, Inc.

Balance Sheets

(in thousands)

	December 31
	2014	2013
Assets
Current Assets:
Trade receivables, less allowances of—2014: $1,100; 2013: $2,500	$3,718	$726
Prepaid expenses and other current assets	164	68
Total Current Assets	3,882	794
Property and Equipment, at Cost:
Leasehold improvements	631	1,357
Equipment	3,098	2,190
	3,729	3,547
Less: accumulated depreciation	(978)	(1,773)
Net Property and Equipment	2,751	1,774
Intangible assets, net of amortization	937	—
Other assets	25	25
Total Assets	$7,595	$2,593
Liabilities and Net Parent Company Investment in CynoGen
Current Liabilities:
Trade accounts payable	$1,073	$651
Salaries, wages, and commissions	651	220
Other accrued liabilities	173	79
Total Current Liabilities	1,897	950
Long-term Liabilities	19	—
Commitments and Contingencies
Common stock, 1,000 shares authorized, issued, and outstanding, no par value	—	—
Net parent company investment in CynoGen	5,679	1,643
Total Net Parent Company Investment in CynoGen	5,679	1,643
Total Liabilities and Net Parent Company Investment in CynoGen	$7,595	$2,593

The accompanying notes to the financial statements are an integral part of this statement.

F-4

CynoGen, Inc.

Statements of Changes in Parent Company Investment in CynoGen

(in thousands)

	2014	2013
Beginning balance	$1,643	$1,687
Net loss	(8,206)	(7,570)
Net transactions with Abbott Laboratories	12,242	7,526
Ending balance	$5,679	$1,643

The accompanying notes to the financial statements are an integral part of this statement.

F-5

CynoGen, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31
	2014	2013
Cash Flow (Used in) Operating Activities:
Net loss	$(8,206)	$(7,570)
Adjustments to reconcile net loss to net cash used in operating activities—
Depreciation	558	571
Amortization of intangible assets	63	—
Share-based compensation	112	131
Trade receivables	(2,992)	(267)
Prepaid expenses and other assets	(96)	(76)
Trade accounts payable and other liabilities	971	532
Net Cash (Used In) Operating Activities	(9,590)	(6,679)

Cash Flow (Used in) Investing Activities:
Acquisitions of property and equipment	(1,540)	(716)
Acquisition of intangible assets	(1,000)	—
Net Cash (Used in) Investing Activities	(2,540)	(716)

Cash Flow Provided by Financing Activities:
Net cash inflows from transactions with Abbott Laboratories	12,130	7,395
Net Cash Provided by Financing Activities	12,130	7,395

Net Increase (Decrease) in Cash and Cash Equivalents	$—	$—

The accompanying notes to the financial statements are an integral part of this statement.

F-6

CynoGen, Inc.

Notes to the Financial Statements

Note 1—Basis of Presentation

On April 13, 2015, Abbott Molecular, Inc., a subsidiary of Abbott Laboratories (Abbott) entered into a Stock Purchase Agreement (the Agreement) with Minuet Diagnostics, Inc. (Minuet), a subsidiary of Prelude Corporation (Prelude) whereby Abbott sold its wholly-owned subsidiary, CynoGen, Inc. (“CynoGen” or the “Company”), for $1 million. Prelude subsequently sold the Company to Rosetta Genomics, Ltd., who will combine its business with that of the Company.

The principal business of CynoGen is the performance of laboratory tests. All of CynoGen’s services are provided in the United States, and its services are primarily marketed to physician groups, hospitals, and other health care providers. CynoGen’s services are primarily billed to health care insurers, who reimburse CynoGen based on contractually agreed rates.

The accompanying financial statements have been prepared on a stand-alone basis and are derived from Abbott’s consolidated financial statements and accounting records. The financial statements reflect CynoGen’s financial position, results of operations, and cash flows as its business was operated as part of Abbott for the periods presented, in conformity with U.S. generally accepted accounting principles.

Since its inception, CynoGen has generated significant losses and CynoGen expects to incur additional losses as it continues to grow its customer base and related revenues. Historically, its cash needs for operating expenses have been principally met by proceeds from Abbott through the date of the Agreement. Rosetta Genomics, Ltd. has represented that it has the positive intent and ability to provide all necessary financial support to CynoGen to ensure that CynoGen will continue as a going concern for at least one year after the date of these financial statements. The accompanying financial statements have been prepared under the presumption that CynoGen would continue as a going concern.

The financial statements include the allocation of certain assets and liabilities that have historically been maintained at the Abbott corporate level but which are specifically identifiable or allocable to CynoGen. Cash, cash equivalents, and short-term investment securities held by Abbott were excluded from CynoGen’s financial statements. Per the terms of the Agreement between Abbott and Minuet, no cash was transferred. All intercompany transactions between CynoGen and Abbott are considered to be effectively settled in the accompanying financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Statement of Cash Flows as a financing activity and in the balance sheet as Net parent company investment in CynoGen.

CynoGen’s financial statements include an allocation of expenses related to certain Abbott corporate functions, including senior management, legal, human resources, finance, and information technology. These expenses have been allocated to CynoGen based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, number of transactions or other reasonable measures. CynoGen considers the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had CynoGen operated as an independent company for the periods presented.

Abbott maintains various benefit and stock-based compensation plans at a corporate level and other benefit plans for its United States-based employees. CynoGen employees participate in those programs and the portion of the cost of those plans which is attributed to CynoGen is included in CynoGen’s financial statements. However, CynoGen’s balance sheets do not include any equity related to stock-based compensation plans or any net benefit plan assets or obligations because the plans do not only cover CynoGen employees and CynoGen is not the plan sponsor. See Note 5 and Note 6 for a further description of the accounting for stock-based compensation and benefit plans.

Note 2—Summary of Significant Accounting Policies

CONCENTRATION OF RISK— CynoGen is reimbursed by health care insurers and patients for the performance of laboratory tests. At December 31, 2014, Medicare and Blue Cross/Blue Shield comprised 31% and 26% of outstanding receivables, respectively, and 44% and 21% of revenue recognized for the year ended December 31, 2014, respectively. At December 31, 2013, Medicare and Blue Cross/Blue Shield comprised 33% and 16% of outstanding receivables, respectively, and 38% and 14% of revenue recognized for the year ended December 31, 2013, respectively.

F-7

CONTINGENCIES AND GUARANTEES— CynoGen has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. CynoGen has not provided any guarantees of its performance to third parties; however, Abbott is a guarantor of CynoGen’s obligations under its facility lease. See Note 8 for a further description of CynoGen’s property lease.

USE OF ESTIMATES—The financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include the net amount reimbursed by insurance providers, amounts for income taxes, valuation of intangible assets, and accounts receivable exposures.

REVENUE RECOGNITION—CynoGen recognizes revenue when persuasive evidence of an arrangement exists, services have been provided, the sales price is fixed or determinable, and collectability of the sales price is reasonably assured. Billings for services reimbursed by third-party payors are recorded as revenues net of allowances for differences between amounts billed and the estimated receipts from such payors. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, which provides a single comprehensive model for accounting for revenue from contracts with customers and will supersede most existing revenue recognition guidance. Early adoption is not permitted. The standard becomes effective for CynoGen in the first quarter of 2018, or 2019 if the FASB defers the effective date for one year as it has proposed. CynoGen is currently evaluating the effect, if any, that the standard will have on its financial statements and related disclosures.

INCOME TAXES—In CynoGen’s financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although CynoGen’s operations have historically been included in the tax returns filed by Abbott. In the future, CynoGen may file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

CynoGen does not maintain an income taxes payable to/from account with Abbott. These settlements are reflected as changes in Net parent company investment in CynoGen. Deferred income taxes are provided for the tax effect of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate expected to be in effect when the taxes are paid. Valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not realizable based on the weight of all positive and negative evidence.

CynoGen recognizes tax benefits that are more likely than not based on their technical merits and measures recognized tax benefits at the maximum benefit that is more likely than not anticipated to be sustained based on the cumulative probability of alternative outcomes.

PENSION AND POST-EMPLOYMENT BENEFITS—Abbott provides pension and post-employment health care benefits to CynoGen employees. These plans are accounted for as multiemployer benefit plans and are not reflected in CynoGen’s balance sheets. CynoGen statements of operations include expense allocations for these benefits. These expenses were funded through intercompany transactions with Abbott which are reflected within Net parent company investment in CynoGen.

INTANGIBLE ASSETS—Purchased intangible assets are recorded at fair value at the date of purchase. CynoGen reviews the recoverability of definite-lived intangible assets each quarter using an undiscounted net cash flow approach.

SHARE-BASED COMPENSATION—Abbott maintains an incentive stock program for the benefit of its officers, directors, and certain employees, including certain CynoGen employees. The value of restricted stock awards and units are amortized over their service period, which could be shorter than the vesting period if an employee is retirement eligible, with a charge to compensation expense.

TRADE RECEIVABLE VALUATIONS—Accounts receivable are stated at their net realizable value. The allowance against gross trade receivables reflects the best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, allowances for the differences between amounts billed and amounts expected to be received, specific allowances for known troubled accounts and other currently available information. Accounts receivable are charged off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

F-8

PROPERTY AND EQUIPMENT—Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Long-lived assets are reviewed for impairment when events and circumstances indicate that such assets may be impaired and the projected undiscounted net cash flows to be generated by those assets are less than their carrying amounts. If estimated future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are adjusted to the lesser of its net book value or fair value. Fair value is determined based on discounting the estimated future undiscounted cash flows after taking into consideration how a market participant would utilize the assets. The significant inputs into the fair value calculation are the estimates of cash flows to be generated and the discount rate utilized to discount the cash flows. As both the cash flow estimates and discount rate utilize significant unobservable inputs, the fair value measurement under the impairment test would be classified as a Level 3 measurement.

The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Leasehold Improvements	lesser of lease term or life of asset
Office Equipment	7 years
Computer Software	5 years
Computer Equipment	5 to 10 years (weighted average 9 years)
Laboratory Equipment	7 to 10 years (weighted average 8 years)

Note 3—Supplemental Financial Information

Other accrued liabilities as of December 31, 2014 and December 31, 2013 includes approximately $46 thousand and $43 thousand, respectively, of accrued self-insurance reserves, $34 thousand and zero of accrued tax withholdings, respectively, $43 thousand and $30 thousand of accrued non-income taxes, and $18 thousand and $1 thousand, respectively, of deferred rent.

Note 4—Intangible Assets

The gross amount of amortizable intangible assets was $1 million and zero as of December 31, 2014 and 2013, respectively and the associated accumulated amortization was $63 thousand and zero as of December 31, 2014 and 2013, respectively. The acquired intangible assets relate to the rights to sell a certain proprietary laboratory test. The term of the agreement expires on December 31, 2019, and can be renewed by mutual agreement with the counterparty. In the event that the agreement is not renewed, the rights to commercialize the laboratory test would revert back to the counterparty and CynoGen would be entitled to receive payments of 25% of 2019 sales in 2020, 20% of 2019 sales in 2021, and 15% of 2019 sales in 2022.

The estimated annual amortization expense for intangible assets recorded at December 31, 2014 is approximately $188 thousand per year from 2015 through 2019. Intangible asset amortization is included in Cost of services provided in the Statement of Operations.

Note 5—Incentive Stock Program

Abbott maintains an incentive stock program for the benefit of its officers, directors, and certain employees, including certain CynoGen employees. The following disclosures represent the portion of Abbott’s program in which CynoGen employees participate. All awards granted under the program consist of Abbott common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that CynoGen would have experienced as an independent company for the periods presented.

Abbott’s 2009 Incentive Stock Program authorizes the granting of nonqualified stock options, restricted stock awards, restricted stock units, performance awards, foreign benefits and other share-based awards. Restricted stock units vest over three years and upon vesting, the recipient receives one share of Abbott stock for each vested restricted stock unit. The aggregate fair market value of restricted stock units is recognized as expense over the service period.

F-9

With respect to CynoGen employees, the number of restricted stock units outstanding and the weighted-average grant-date fair value at December 31, 2014 and December 31, 2013 was 4.1 thousand and $36.93 and 6.0 thousand and $31.96, respectively. The number of restricted stock units, and the weighted-average grant-date fair value, that were granted and vested during 2014 were 3.9 thousand and $39.12, and 2.6 thousand and $30.58, respectively. The number of restricted stock units and the weighted-average grant date fair value that were cancelled in 2014 was 3.2 thousand and $35.33, respectively. The fair market value of restricted stock units vested in 2014 and 2013 was $102 thousand and $45 thousand, respectively. The total unrecognized compensation cost related to restricted stock units was $111 thousand at December 31, 2014, and will be earned over a weighted-average period of 3 years.

Total non-cash compensation expense charged against income in 2014 and 2013 for share-based plans was approximately $112 thousand and $131 thousand, respectively.

Note 6—Post-Employment Benefits

CynoGen employees participate in defined benefit pension and other postretirement plans sponsored by Abbott Laboratories, which include participants of Abbott Laboratories’ other businesses. Such plans are accounted for as multiemployer plans in the accompanying financial statements. As a result, no asset or liability was recorded by CynoGen to recognize the funded status of these plans. CynoGen recognized expense of $390 thousand and $453 thousand for the years ended December 31, 2014 and 2013, respectively, for Abbott’s allocation of pension and other postretirement benefit costs related to CynoGen’s employees. As of December 31, 2014 and 2013, there were no required contributions outstanding.

Additionally, CynoGen employees participate in the Abbott Stock Retirement Plan, which is sponsored by Abbott Laboratories and include participants of Abbott Laboratories’ other businesses. CynoGen recognized expense of $199 thousand and $133 thousand for the years ended December 31, 2014 and 2013, respectively, for Abbott’s allocation of its contributions to this plan on behalf of CynoGen employees.

Note 7—Taxes on Losses

In CynoGen’s financial statements, income tax benefit and deferred tax balances have been calculated on a separate tax return basis although CynoGen’s operations have historically been included in the consolidated tax returns filed by Abbott. In the future, CynoGen may file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

CynoGen does not maintain an income taxes payable to/from account with Abbott. CynoGen is deemed to settle current tax balances with the Abbott tax paying entities in the respective jurisdictions. These settlements are reflected as changes in Net parent company investment in CynoGen.

Taxes on losses are based on currently enacted rates and include interest and penalties for unrecognized tax benefits (if any). Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

The losses before taxes were as follows:

	2014	2013
	(in thousands)
Losses Before Taxes:
Domestic	$(8,206)	$(7,570)
Foreign	—	—
Total	$(8,206)	$(7,570)

As a result of the losses before taxes, CynoGen had no current tax liability and recorded a full valuation allowance against deferred tax assets for the years ending December 31, 2014 and 2013. Accordingly, CynoGen recognized zero tax benefit for the years ending December 31, 2014 and 2013.

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2014	2013
U.S. statutory tax rate on losses	35.0%	35.0%
Valuation Allowance	(37.5)%	(37.7)%
State taxes, net of federal benefit	2.6%	2.8%
All other, net	(0.1)%	(0.1)%
Effective tax rate on losses	0.0%	0.0%

F-10

As of December 31, 2014 and 2013, gross deferred tax assets were $10.0 million and $6.97 million, respectively. There were no material deferred tax liabilities as of December 31, 2014 or 2013. Valuation allowances for recorded gross deferred tax assets reduced the net deferred tax assets to zero as of December 31, 2014 and 2013. The tax effect of the differences that give rise to deferred tax assets and liabilities were as follows:

	2014	2013
	(in thousands)
Trade receivable reserves	$416	$952
Compensation and employee benefits	149	120
Depreciation of fixed assets	12	(1)
Net Operating Losses	9,429	5,895
Other	—	1
Valuation allowance	(10,006)	(6,967)
Total	$—	$—

CynoGen reviews the likelihood that it will realize the benefit of its deferred tax assets and, therefore, the need for valuation allowances. In determining the need for, and amount of, a valuation allowance, the historical and projected financial results of the legal entity, as if it had filed a separate return, are considered, along with all other positive and negative evidence. If, based upon the weight of the available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to the net amount that is more likely than not realizable.

CynoGen has no material unrecognized tax benefits.

Note 8 – Lease Commitments

The Company leases its office and laboratory space. In December 2013, CynoGen entered into a new lease for office and laboratory space for a five year term ending in November 2018. The lease contains two renewal options which allow for the renewal of the lease for an additional three years each. If exercised, the rental payments for the renewal periods would be equal to the then-existing fair market rental for similar space.

Rental expense for operating leases was $379 thousand and $198 thousand for the years ended December 31, 2014, and December 31, 2013, respectively.

As of December 31, 2014, the future minimum lease payments for noncancelable operating leases were as follows:

Years Ended December 31,	(in thousands)
2015	$284
2016	293
2017	302
2018	284
Thereafter	—
Total minimum payments required	$1,163

Abbott has provided a guarantee to the lessor of CynoGen’s office and laboratory space that would require it to make payments on behalf of CynoGen in the event that CynoGen did not make its rental payments. This guarantee was discontinued upon the sale of CynoGen to Minuet.

Note 9—Related Party Transactions

Abbott provides CynoGen certain services, which include administration of treasury, payroll, employee compensation and benefits, travel and meeting services, public and investor relations, real estate services, internal audit, telecommunications, information technology, corporate income tax and selected legal services. Some of these services will be provided to CynoGen on a temporary basis after the divestiture. The financial information in these financial statements does not necessarily include all the expenses that would have been incurred had CynoGen been a separate, stand-alone entity. As such, the financial information herein may not necessarily reflect the financial position, results of operations and cash flows of CynoGen in the future or what they would have been had CynoGen been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses to CynoGen are reasonable. The allocation methods include relative sales, headcount, number of transactions or other reasonable measures. These allocations totaled $740 thousand and $458 thousand for the years ended December 31, 2014, and 2013, respectively. These allocations are included in cost of services provided and selling, general, and administrative expenses on the statement of operations.

F-11

In addition, CynoGen purchased from Abbott Molecular equipment that it utilizes in performing laboratory tests. CynoGen paid $17 thousand and $102 thousand to Abbott Molecular for the years ending December 31, 2014 and December 31, 2013, respectively, for this equipment.

Note 10—Subsequent Events

On April 13, 2015, as part of the sale of CynoGen, Abbott discontinued its guarantee of CynoGen’s performance under the lease of CynoGen’s office and laboratory space.

CynoGen evaluated subsequent events for recognition or disclosure through June 29, 2015, the date the financial statements were available to be issued.

F-12